FIRST AMENDMENT TO
                            ASSET PURCHASE AGREEMENT


         This First Amendment to Asset Purchase Agreement (the "Amendment") is made as of October 24, 1996, by and among Smithway Motor Xpress, Inc., an Iowa corporation ("Smithway"); Smithway Motor Xpress Corp., a Nevada corporation; Marquardt Transportation, Inc., a South Dakota corporation ("Seller"); and Ralph and Lucille Marquardt, individual residents of Yankton, South Dakota and Seller's sole Shareholders (together, the "Shareholders").

                                    RECITALS

         The parties previously entered into that certain Asset Purchase Agreement dated October 4, 1996, (the "Main Agreement"). Certain events have transpired since the execution of the Main Agreement that the parties wish to reflect in writing.

         NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants, representations, and warranties herein contained, and upon the terms and conditions hereinafter set forth, the parties hereto agree as follows:

        1. Amendment of Main Agreement. The provisions of this Amendment shall supplement and amend the Main Agreement as specifically stated herein. Except as stated herein, the Main Agreement shall continue in full force and effect. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed in the Main Agreement.

        2. California Lease.   Section  2.11 of the Main Agreement is deleted in
its entirety and replaced with new Section 2.11, which shall read as follows:

                 2.11 California Lease. The parties have requested a Phase I environmental site assessment concerning the property leased by Seller in Stockton, California (the "California Property"). The parties have received a draft of the executive summary, but the entire report has not been delivered because of delays in receiving county records. The executive summary recommends that samples be taken in two locations and the parties have agreed to do so. It is anticipated that the results of the sampling process and county records search will be known on or about November 15. Seller hereby grants Smithway a license to use the California Property to the full extent Seller is able to use the California Property under the leased attached as Exhibit F to the Main Agreement (the "California Lease"). The license granted pursuant to this Section shall commence at Closing and extend until consummation of one of Smithway's options set forth below. With five (5) business days after the later of (a) delivery to Smithway of the final Phase I environmental site assessment and (b) delivery to Smithway of the results of the site sampling mentioned above, Smithway will select and consummate one of the following options: (a) take an assignment of the California Lease and all rights to payments from subtenants from

         Seller and agree to pay, perform, and discharge all obligations under the California Lease; or (b) decline to accept assignment of the California Lease and cease using the California Property, in which event, the license referred to above shall extend for another thirty
         (30) days. During the period of the license, Smithway shall reimburse Seller, on a prorated daily basis, for the difference between Seller's rent under the California Lease and the payments received from subtenants. The deferred decision on the California Property shall not affect the Closing of the other transactions under the Main Agreement.

        3. Miscellaneous Equipment. Exhibit B to the Main Agreement is amended to read as reflected on attached Amended Exhibit B. Exhibit B lists a Computer System 36/400, disk drive, printers (4), 19 Memorex/IBM terminals, one XT Caliber Computer, 15 emulation cards (the "Computer Equipment"). Seller shall retain the Computer Equipment after Closing for a period of at least thirty (30) days.

        4. Transition Services. The parties recognize that each will require the services of certain employees and assets employed or owned by the other after Closing in order to effect a smooth transition. Certain employees of Seller are listed on attached Exhibit X (the "Subject Employees"). Seller agrees to continue the employment of the Subject Employees for thirty (30) days after Closing, or such lesser period as to which the parties mutually agree (the "Employment Period"). During the Employment Period, the Subject Employees shall devote their time to duties of both Seller and Smithway, including, but not limited to billing and collecting receivables of both Seller and Smithway and performing such other tasks as may be reasonably requested. Smithway shall reimburse Seller for all wages paid to the Subject Employees for services performed during the Employment Period. Smithway and Seller also shall have joint use of the Computer Equipment (and such other related equipment required to make the Computer Equipment useful in the ordinary course of business). Smithway shall pay Seller $5,000 for the use of the Computer Equipment from Closing until conversion to Smithway's system.

     5. Prepayment Penalties. Seller estimates that the maximum amount of such prepayment penalties for Orix will be $7,000. Smithway shall pay up to $7,000 of the actual amount of such Orix penalties. The penalty on Newcourt is estimated at $6,993.81. Smithway will pay up to $3,500 of the amount finally negotiated by Ralph Marquardt.

        6. Cabovers. No financing documents or payoff amounts have been provided with respect to Tractor No. 780 and 781 listed on Exhibit E to the Main Agreement (the "Cabovers"). Smithway shall purchase the Cabovers from Seller as follows: Upon receipt of a payoff letter from the lender on the Cabovers, Smithway shall pay the lender up to $114,000 of the total amount due to retire all obligations for both Cabovers and Seller shall pay the remainder, if any and convey title to the Cabovers to Smithway free and clear of all liens. If the amount required to retire the obligations and convey free and clear title is greater than $114,000 for both Cabovers, (a) Seller may pay the remainder and Smithway shall complete the purchase or (b) Seller may retain the Cabovers and Smithway shall have no obligation or liability whatsoever with respect to the Cabovers. If the payoff amount is not known at Closing, Smithway may rent the Cabovers from Closing until November 2, 1996, for $44 each per day.

       7. Inspections and Inventory. Under Section 2.13 of the Main Agreement, the parties have agreed to certain Inspections of Tractors, Trailers, Leased Tractors, and Leased Trailers, the majority of which will occur within the three
(3) business days after Closing. The parties also intend to conduct a physical count of certain inventory listed on Exhibit B to the Main Agreement. For purposes of Closing, the inventory purchase price is assumed to be $179,663.12, which shall be paid at closing but shall be adjusted to be an actual amount following a physical count as promptly as possible after Closing. The settlement of (a) the inventory adjustment and (b) the payment of any aggregate Adjustment Amount by Seller shall be held on or before November 2, 1996.

     8. Prepaid  Licenses.  The amount of the payment by Smithway  under Section
2.5 of the Main Agreement shall be $15,240.

        9.        Driver Assets.

                 A. Seller has permitted drivers to have pets on board certain Tractors and Leased Tractors if such drivers pay a $500 deposit. Smithway does not permit drivers to have pets. As a driver retention incentive Smithway will "grandfather" existing drivers and pets that have paid deposits and will permit any drivers with pets that have not yet paid deposits to become "grandfathered" by making a $500 deposit with Smithway. Seller will transfer all deposits to Smithway at Closing.

                 B. All driver-owned toolboxes will be left on Tractors and Leased Tractors and will be given to drivers if installed on tractors not being purchased by Smithway. All Seller-owned toolboxes may be removed from Tractors and Leased Tractors by Seller.

       10. Deposit of Transfer Documents and Purchase Price. The parties have agreed to meet and execute Closing documents on October 24, 1996. They have agreed that the Closing will be effective at 12:01 a.m. October 26, 1996. The Closing deliveries of Seller and the Shareholders shall be held by Scudder Law Firm, P.C., until the effective time of the Closing, and the Closing deliveries of Smithway and SMXC shall be held by Doug Kettering or wire transferred to creditors October 25, 1996, until the effective time of the Closing. Scudder Law Firm, P.C., shall be authorized to deliver the respective Closing deliveries held by it at or after the effective time of the Closing unless it has received notice of a breach of the Main Agreement by Seller or the Shareholders prior to such time. Davenport, Evans, Hurwitz & Smith L.P., shall be authorized to deliver the respective Closing deliveries held by it at or after the effective time of the Closing unless it has received notice of a breach of the Main Agreement by Smithway or SMXC prior to such time.

         11. Auction. Seller has stored certain non-rolling stock assets (storage trailers and passenger trailers) at the rear of the Property. Smithway agrees that Seller may hold one auction on a mutually acceptable weekend day to dispose of the assets. Seller agrees that neither the auction, nor any pre-auction activities, will disrupt Smithway's business, and Seller agrees to arrange all the auction and related activities to prevent any business disruption. The rights granted hereunder do not afford the right to use any of the physical structures on the Property.

       12. Counterparts. This Amendment may be executed in any number of counterparts and any party hereto may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument. This Amendment shall become binding when one or more counterparts taken together shall have been executed and delivered by the parties. It shall not be necessary in making proof of this Amendment or any counterpart hereof to produce or account for any of the other counterparts.

         IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment on the date first written.

MARQUARDT TRANSPORTATION, INC.,                     SMITHWAY MOTOR XPRESS, INC.,
a South Dakota corporation                          an Iowa corporation

By:---------------------------                      By:-------------------------
   Ralph Marquardt, President                       William G. Smith, President


------------------------------                      SMITHWAY MOTOR XPRESS CORP.,
Ralph Marquardt, Individually                       a Nevada corporation


------------------------------                      By:-------------------------
Lucille Marquardt, Individually                     William G. Smith, President